AMENDMENT



10031385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL - 6 2010 WASHINGTON, DC 193

SEC FILE NUMBER
~~8- 01-69147~~

8-68100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IIFL Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 34th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ranganathan Purushothaman 212 221 6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWARKA KALANTRY CPA
(Name – *if individual, state last, first, middle name*)

70-26 GROTON STREET	FOREST HILLS	NY	11375
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ranganathan Purushothaman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIFL Inc., as of 31st March, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director - Compliance & Operations

Title

Notary Public

DALIA MARSHALL
No. 01MA6056567
Notary Public, State of New York
Qualified in Rockland County
My Commission Expires 03/26/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IIFL, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010

IIFL, INC.

INDEX TO FINANCIAL STATEMENTS

Dwarka P Kalantry
Certified Public Accountant

70-26 Groton Street
Forest Hills, NY 11375
718 544 2772

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IIFL, Inc.
New York, New York

We have audited the accompanying balance sheet of IIFL, Inc. (the "Company") as of March 31, 2010 and the related statements of income, stockholders' equity, and cash flows for the year ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2010, and the results of its operations and its cash flows for the year ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
April 21, 2010

www.kalantry.com
dwarka@kalantry.com

IIFL, INC.
BALANCE SHEET
MARCH 31, 2010

ASSETS		
Current assets:		
Cash and cash equivalents	$	661,521
Accounts receivable, net		57,610
Advances to related party		146,337
Deferred Taxes		56,974
Total current assets		922,442
Property and equipment, net of accumulated deprecation of 8,435		28,422
Other assets:		
Deposits		15,000
Prepaid Expenses		15,717
Total assets	$	981,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued liabilities	$	43,540
Total current liabilities		43,540
Commitments and contingencies		
Stockholders' equity:		
Common stock; $0.01 par value, authorized 1,000 shares, issued and outstanding 140 shares		1
Additional paid-in capital		1,029,499
Deficit		(91,459)
Total stockholders' equity		938,041
Total liabilities and stockholders' equity	$	981,581

The accompanying notes are an integral part of these financial statements

IIFL, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2010

Revenue:		
Advisory fees	$	1,260,312
Operating expenses:		
Selling, general and administrative expenses		729,596
Depreciation		4,518
Total operating expenses		734,114
Net Profit before income taxes		526,198
Income taxes benefit		48,,836
NET PROFIT	$	575,034
Profit per common share, basic and fully diluted	$	4,107.385
Weighted average number of common shares, basic		140

The accompanying notes are an integral part of these financial statements

IIFL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	Common stock		Additional Paid in		
	Shares	Amount	Capital	Deficit	Total
Balance, April 1, 2008	-	$ -	$ -	$ -	$ -
Sale of common stock	140	1	1,029,499	-	1,029,500
Net loss	-	-	-	(666,493)	(666,493)
Balance, March 31, 2009	140	$ 1	$ 1,029,499	$ (666,493)	$ 363,007
Net Profit	-	-	-	$ 575,034	$ 575,034
Balance, March 31, 2010	140	$ 1	$ 1,029,499	$ (91,459)	$ 938,041

The accompanying notes are an integral part of these financial statements

IIFL, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Profit	$	575,034
Adjustments to reconcile net loss to net cash used in operating activities:		
Deprecation		4,518
(Increase) decrease in:		
Accounts receivable		(27,610)
Advances to related party		43,603
Deposits		(8,218)
Deferred tax assets		(56,974)
Increase (decrease) in:		
Accounts payable		33,540
Net cash used in operating activities		563,893
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(24,672)
Net cash used in investing activities		(24,672)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock		-
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		539,221
Cash and cash equivalents, beginning of the year		122,300
Cash and cash equivalents, end of year	$	661,521
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	8,138

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying financial statements are as follows:

Business and Basis of Presentation

IIFL, Inc (the "Company") is a wholly owned subsidiary of India Infoline Limited (the "Parent") and is in the business as a Registered Investment Advisor with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of advising institutional and high net worth individuals on various asset classes in India. The Company maintains an international investor base which invests in India on various Indian equity and fixed income products. Pursuant to NASD rule 1014, the company has been granted FINRA membership on October 6, 2009.

The Company is incorporated on January 28, 2008 under the laws of the State of New York.

Revenue Recognition

For revenue services, the Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the services rendered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the services has not been rendered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or services has been rendered or no refund will be required.

On December 17, 2003, the SEC staff released Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. The staff updated and revised the existing revenue recognition in Topic 13, Revenue Recognition, to make its interpretive guidance consistent with current accounting guidance, principally EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Also, SAB 104 incorporates portions of the Revenue Recognition in Financial Statements - Frequently Asked Questions and Answers document that the SEC staff considered relevant and rescinds the remainder. The company's revenue recognition policies are consistent with this guidance; therefore, this guidance will not have an immediate impact on the Company's financial statements.

Revenues derived from contractual arrangements, typically advisory fees, are recorded when payments are earned and contractually due. Expenses associated with investment banking transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. For the periods presented, there were no significant expenses recognized for incomplete transactions. We have not recognized any incentive income that is subject to contingent repayments.

Accounts Receivable

The Company assesses the realization of its receivables by performing ongoing credit evaluations of its customers' financial condition. Through these evaluations, the Company may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The Company's reserve requirements are based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company's reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. Allowance for doubtful accounts for accounts was $-0- the year ended March 31, 2010.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and short-term borrowings, as reflected in the balance sheet, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Effective January 1, 2008, we adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on the Company's financial position, results of operations or cash flows.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Accounting for bad debt and allowances

Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. Management evaluates past due or delinquency of accounts receivable based on the open invoices aged on due date basis. There was no allowance for doubtful accounts at March 31, 2010.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.
The estimated useful lives of property, plant and equipment are as follows:

Office Furniture and equipment	**5 years**
Computers	3 years

The Company evaluates the carrying value of items of property and equipment to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of an item of property and equipment is considered impaired when the projected undiscounted future cash flows related to the asset are less than its carrying value. The Company measures impairment based on the amount by which the carrying value of the respective asset exceeds its fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

Effective for the year beginning January 1, 2006, the Company has adopted Accounting Standards Codification subtopic 718-10, Compensation ("ASC 718-10") which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in ASC 718-10. The Company implemented AC 718-10 on January 1, 2006 using the modified prospective method.

As of March 31, 2010 there were no outstanding employee stock options.

Fair Values

In the first quarter of fiscal year 2008, the Company adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures ("ASC 820-10"). ASC 820-10 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. ASC 820-10 delays, until the first quarter of fiscal year 2009, the effective date for ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820-10 did not have a material impact on the Company's financial position or operations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Net Earning per Share

The Company has adopted Accounting Standards Codification subtopic 260-10, Earnings Per Share ("ASC 260-10") which specifies the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share have been calculated based upon the weighted average number of common shares outstanding. The Company did not have outstanding any common stock equivalents as of March 31, 2010 or from January 28, 2008 (date of inception) through March 31, 2010.

Liquidity

The Company has incurred a net profit of $575,034 and cash flows from operating activities of $563,893 for the year ended March 31, 2010.

Advertising

The Company follows the policy of charging the cost of advertising to expenses as incurred. For the year ended March 31, 2010, advertising costs were not material to the statement of income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established against deferred tax assets that do not meet the criteria for recognition. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, the would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Functional currency

The functional currency of the Company is the U. S. dollar. When a transaction is executed in a foreign currency, it is re-measured into U. S. dollars based on appropriate rates of exchange in effect at the time of the transaction. At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Companies are adjusted to reflect the current exchange rate. The resulting foreign currency transactions gains (losses) are included in general and administrative expenses in the accompanying statements of operations.

Recent Accounting Pronouncements

In January 2010, the FASB issued FASB ASU 2010-06, " *Improving Disclosures about Fair Value Measurements* ", which clarifies certain existing disclosure requirements in ASC 820 as well as requires disclosures related to significant transfers between each level and additional information about Level 3 activity. FASB ASU 2010-06 begins phasing in the first fiscal period after December 15, 2009. The Company is currently assessing the impact on its consolidated results of operations and financial condition.
In January 2010, the FASB issued Update No. 2010-05 "*Compensation—Stock Compensation—Escrowed Share Arrangements and Presumption of Compensation*" ("2010-05"). 2010-05 re-asserts that the Staff of the Securities Exchange Commission (the "SEC Staff") has stated the presumption that for certain shareholders escrowed shareS represent a compensatory arrangement. 2010-05 further clarifies the criteria required to be met to establish a position different from the SEC Staff's position. The Company does not have any escrowed shares held at this time. As such, the Company does not believe this pronouncement will have any material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued Update No. 2010-04 "*Accounting for Various Topics—Technical Corrections to SEC Paragraphs*" ("2010-04"). 2010-04 represents technical corrections to SEC paragraphs within various sections of the Codification. Management is currently evaluating whether these changes will have any material impact on its financial position, results of operations or cash flows.
In January 2010, the FASB issued Update No. 2010-02 "*Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification*" ("2010-02") an update of ASC 810 "Consolidation." 2010-02 clarifies the scope of ASC 810 with respect to decreases in ownership in a subsidiary to those of a: subsidiary or group of assets that are a business or nonprofit, a subsidiary that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business or nonprofit activity to a non-controlling interest including an equity method investee or a joint venture. Management does not expect adoption of this standard to have any material impact on the Company's financial position, results of operations or operating cash flows.

In January 2010, the FASB issued Update No. 2010-01 "Accounting for Distributions to Shareholders with Components of Stock and Cash—a consensus of the FASB Emerging Issues Task Force" ("2010-03") an update of ASC 505 "Equity." 2010-03 clarifies the treatment of stock distributions as dividends to shareholders and their affect on the computation of earnings per shares. The Company has not and does not intend to declare dividends for preferred to common stock holders. Management does not expect adoption of thisstandard to have any material impact on the Company's financial position, results of operations or operating cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FASB ASC TOPIC 860 - *"Accounting for Transfer of Financial Assets and Extinguishment of Liabilities."* In June 2009, the FASB issued additional guidance under Topic 860 which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This additional guidance requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. This additional guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This additional guidance must be applied to transfers occurring on or after the effective date. The adoption of this Topic is not expected to have a material impact on the Company's financial statements and disclosures.

In October 2009, the FASB issued FASB ASU No. 2009-13, Revenue Recognition (Topic 605): " *Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.* " This standard provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. ASU 2009-13 may be applied retrospectively or prospectively for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact on its consolidated financial position and results of operations

In October 2009, the FASB issued ASC 985-605, *"Software Revenue Recognition."* This ASC changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and scopes these products out of current software revenue guidance. The new guidance will include factors to help companies determine what software elements are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASC are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. The Company is currently assessing the impact on its consolidated financial position and results of operations.

In February 2010, the FASB issued FASB ASU 2010-09, *Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements*, which clarifies certain existing evaluation and disclosure requirements in ASC 855 related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effectively immediately. The new guidance does not have an effect on the Company's consolidated results of operations and financial condition.
Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the *FASB Accounting Standards Codification* (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective January 1, 2008, the Company adopted FASB ASC 820-10, *Fair Value Measurements and Disclosures – Overall* ("ASC 820-10") with respect to its financial assets and liabilities. In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC 820-10-55, *Fair Value Measurements and Disclosures – Overall – Implementation Guidance and Illustrations*. The updated guidance provided a one year deferral of the effective date of ASC 820-10 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company adopted the provisions of ASC 820-10 for non-financial assets and non-financial liabilities effective January 1, 2009, and such adoption did not have a material impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted FASB ASC 820-10-65, *Fair Value Measurements and Disclosures – Overall – Transition and Open Effective Date Information* ("ASC 820-10-65"). ASC 820-10-65 provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for an asset or liability have significantly decreased. ASC 820-10-65 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have an impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted FASB ASC 825-10-65, *Financial Instruments – Overall – Transition and Open Effective Date Information* ("ASC 825-10-65"). ASC 825-10-65 amends ASC 825-10 to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements and also amends ASC 270-10 to require those disclosures in all interim financial statements. The adoption of ASC 825-10-65 did not have a material impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted FASB ASC 855-10, *Subsequent Events – Overall* ("ASC 855-10"). ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Adoption of ASC 855-10 did not have a material impact on the Company's results of operations or financial condition. The Company has evaluated subsequent events through March 5, 2010 the date the financial statements were issued.

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)* ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

In October 2009, the FASB issued ASU 2009-13, *Multiple-Deliverable Revenue Arrangements,* (amendments to FASB ASC Topic 605, *Revenue Recognition*) ("ASU 2009-13") and ASU 2009-14, *Certain Arrangements That Include Software Elements*, (amendments to FASB ASC Topic 985, *Software*) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on the Company's results of operations or financial condition.

NOTE 2 – ADVANCES TO RELATED PARTY

The Company has advanced funds to IIFL, Inc. (Parent company) during the year ended March 31, 2010. The advance to related party is incurred towards setting up of UK and Dubai entity and the payment is made on behalf of the Parent. These advances are non interest bearing and repayable in year 2010-11.Total advances were $146,337 as of March 31, 2010.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

The Company's property and equipment at March 31, 2010 consist of the following:

Furniture, fixtures and equipment	$	23,914
Computer equipment		12,943
Total		36,857
Accumulated depreciation		(8,435)
Property and equipment	$	28,422

Property and equipment are recorded on the basis of cost. For financial statement purposes, property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

Depreciation and amortization expense was $4,518 for the year ended March 31, 2010.

NOTE 4 - ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of expenses incurred in the normal course of operations.

NOTE 5 – CAPITAL STOCK

The Company is authorized to issue 1,000 shares of $0.01 par value common stock. As of March 31, 2010, there were 140 shares of common stock issued and outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity. There was no outstanding litigation as of March 31, 2010.

Consulting agreements

The Company has not entered into consulting agreements with any outside contractors. The Agreements are generally for a term of one year or less from inception and renewable unless either the Company or Consultant terminates such agreement by written notice.

Operating lease commitments

The Company leases office facilities under an operating lease that expires November 30, 2015. Future minimum lease payments as of March 31, 2011 are as follows:

Year ended March 31,		
2011	$	126,871
2012		130,360
2013		133,946
2014		137,631
2015		141,414
Total minimum lease payments	$	670,222

NOTE 7 – ECONOMIC DEPENDENCY

During the year ended March 31, 2010 approximately, 81.73% of total 2010 revenues were derived from three customers and 77.87% of the total accounts receivable at March 31, 2010 were due from two customers.

NOTE 8 – INCOME TAXES

The Company has adopted Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At March 31, 2010 the Company has available losses of $732,904 for federal income tax purposes. These operating losses will be set off against profit of $526,198 for the year ended March 31, 2010 and rest will be carrying forward. That may be used to offset future year's taxable income. The Company has not provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company; it is more likely than that the benefits will be realized in future. Components of deferred tax assets as of March 31, 2010 are as follows:

Current:		
Net operating loss carry forward approx.	$	142,436
Valuation allowance		-
Net deferred tax asset	$	56,974

The company has used 40% as recapture rate, which expects to apply for future tax expenses/benefits as follows:

Expected tax provision (benefit)	$	(48,836)
Effect of:		
State income taxes, net of federal benefit		(8,138)
Net operating loss carry forward		142,436
Increase in valuation allowance		-
Graduated rates		-
	$	142,436

An income tax provision for the years ended March 31, 2010 consists of the following:

	2010	2009
Provision for income taxes	$ 8138	$ -0-

NOTE 9 – FAIR VALUE MEASUREMENT

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" on January 1, 2008. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Upon adoption of SFAS No. 157, there was no cumulative effect adjustment to beginning retained earnings and no impact on the financial statements.

The carrying value of the Company's cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of their short-term maturity. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed

Items recorded or measured at fair value on a recurring basis in the accompanying financial statements consisted of the following items as of March 31, 2010:

	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Assets at fair Value
Assets:				
Cash	$ 661,521	$ -	$ -	$ 661,521
Liabilities:				
None	$ -	$ -	$ -	$ -

At March 31, 2010, the carrying amounts of the notes payable approximate fair value because the entire note had been classified to current maturity.

IIFL, INC.
SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF MARCH 31, 2010

NET CAPITAL:		
Total stockholder's equity	$	938,041
Less nonallowable assets:		
Receivables from non-customers		(57,610)
Receivables from affiliates		(146,337)
Property and equipment		(28,422)
Other assets		(87,691)
Net capital before haircuts		617,981
Less haircuts		(12,171)
Net capital		605,810
Minimum net capital required		5,000
Excess net capital	$	600,810
Aggregate indebtedness	$	43,540
Net capital based on aggregate indebtedness	$	2,903
Ratio of aggregate indebtedness to net capital		0.07 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2010

There is no significant difference between net capital in the FOCUS report as of March 31, 2010 and net capital reported above.

Dwarka P Kalantry
Certified Public Accountant

70-26 Groton Street
Forest Hills, NY 11375
718 544 2772

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
IIFL, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of IIFL, Inc. (the "Company"), as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of federal Reserve regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

www.kalantry.com
dwarka@kalantry.com

Dwarka P Kalantry
Certified Public Accountant

70-26 Groton Street
Forest Hills, NY 11375
718 544 2772

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal controls that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
June 18, 2010

www.kalantry.com
dwarka@kalantry.com

Dwarka P Kalantry
Certified Public Accountant

70-26 Groton Street
Forest Hills, NY 11375
718 544 2772

INDEPENDENT AUDITORS' REPORT ON THE STATUS OF MEMBERSHIP OF THE BROKER DEALER IN THE SECURITIES INVESTOR PROTECTION CORPORATION PURSUANT TO SEC 15(e)(1) OF SECURITIES EXCHANGE act, 1934

To the Board of Directors
IIFL, Inc.
New York, New York

In conjunction with other reporting requirements under Securities and Exchange Commission form X-17A-5, Rule 17A-5(e)(4) now required Broker Dealers whose fiscal year ends after April 30, 2009 to submit SIPC-7T together with their payment no later than 60 days after the year end.

Accordingly we have applied the following agreed upon procedures with respect to the filing of Form SIPC-7T by IIFL, Inc.:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entries.
2. Compared the amount reported on the Audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year then ended.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.
4. Checked the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

The management has not paid the membership fees that were due on March 01, 2010. The fees have been paid on June 08, 2010.

By virtue of the Company obtaining membership with FINRA on October 9, 2009, the Company has also been registered with Securities Investor Protection Corporation effective that date. The Company has determined the SIPC net operating revenue for the period October 9, 2009 to December 31, 2009 to be $171,709. This determination reconciles with the FOCUS filing made for the same period. As the gross annual revenue for the above period does not exceed $500,000, the supplemental SIPC report was not submitted while submitting the annual certified annual financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17A-5(e) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
June 18, 2010

www.kalantry.com
dwarka@kalantry.com